Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On January 23, 2026, Maase Inc. (NASDAQ: MAAS) (“MAAS”) entered into a transaction agreement (the “Agreement”), pursuant to which MAAS will acquire 100% of the equity interests in Times Good Limited (“Times Good”) for a consideration of approximately RMB1.1 billion (the “Acquisition”), consisting of (i) an aggregate 87,400,144 Class A ordinary shares of a par value of US$0.09 each of MAAS (the “Consideration Shares”), at a purchase price of US$1.5 per share of the Consideration Shares, and (ii) a cash payment of US$26,000,000, which will be paid within 365 days after the closing (the “Closing”) of the transaction contemplated under the Transaction Agreement. Times Good is a limited liability company incorporated in Hong Kong on August 22, 2025. It has no substantive operations other than holding all the outstanding share capital of Shenzhen Huazhixing Management Consulting Co., Ltd. (“Huazhixing”), a company incorporated in the PRC on October 16, 2025. On February 10, 2026, Huazhixing entered into a series of contractual arrangements with Huazhi Future (Chongqing) Technology Co., Ltd. (“Huazhi Future”) and the equity holders of Huazhi Future, pursuant to which Huazhixing obtained control and became the primary beneficiary of Huazhi Future for accounting purpose under the accounting principles generally accepted in the United States of America. Accordingly, Huazhi Future is accounted for as a variable interest entity of Times Good, and Time Good combined the assets, liabilities and operating results of Huazhi Future in its combined financial statements.

MAAS completed the acquisition of Times Good and its subsidiaries on March 30, 2026.

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated pro forma effect of the Acquisition.

The unaudited pro forma condensed combined financial information presented has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the SEC’s final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements present the historical consolidated financial statements of Maase Inc. and its subsidiaries (the “Company”) and the financial statements of Times Good and its subsidiaries, adjusted as if the Company had acquired Times Good and its subsidiaries.

The unaudited pro forma combined statement of operations and comprehensive loss for the year ended June 30, 2025 combines the historical combined statement of operations and comprehensive loss of the Company and the historical statement of operations and comprehensive loss of Times Good and its subsidiaries, giving effect to the acquisition as if the acquisition had been consummated on July 1, 2024, the beginning of the earliest period presented. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the Company’s results following the completion of the acquisition.

The pro forma adjustments and allocation of the Purchase Price are based on the fair value of the assets to be acquired and liabilities to be assumed that were determined by the independent appraisers retained by the Company.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes below.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial statements;

●	The historical consolidated financial statements and related notes of MAAS as of June 30, 2025, for the year ended June 30, 2025, as well as “OPERATING AND FINANCIAL REVIEW AND PROSPECTS,” included in the June 30, 2025’s Annual Report on Form 20-F for the year ended June 30, 2025, which was filed with the Securities and Exchange Commission; and

●	The historical financial statements of Times Good and its subsidiaries as of June 30, 2025 and for the year ended June 30, 2025, which are contained elsewhere in this statement.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on currently available information and assumptions that we believe are reasonable under the circumstances. They do not purport to represent what our actual consolidated results of operations or the consolidated financial position would have been had the Acquisition been completed on the dates indicated, or on any other date, nor are they necessarily indicative of our future consolidated results of operations or consolidated financial position as a result of the Acquisition. Our actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of the Company and Times Good following the date of the unaudited pro forma condensed combined financial statements.

The Acquisition is considered a significant acquisition and disposition for purposes of Form 6-K. The accompanying unaudited pro forma condensed consolidated financial statements are prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed financial statements as of June 30, 2025, are presented as if the Acquisition had occurred on June 30, 2025. The unaudited pro forma condensed consolidated financial statements are for informational purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved had the Acquisition been consummated on the dates indicated. The unaudited pro forma condensed consolidated financial information should not be construed as being representative of the Company’s future results of operations or financial position. The actual results of operations and financial position may differ significantly from the pro forma amounts reflected herein.

Unaudited Pro Forma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30, 2025

(In thousands, except for shares)

	MAAS Inc.	Times Good and its subsidiaries	Adjustments	Note	Pro Forma Combined
	RMB	RMB	RMB		RMB

ASSETS:
Current assets:
Cash and cash equivalents	82,104	24,024	-		106,128
Restricted cash	6,873	9	-		6,882
Short term investments	548,101	6,000	-		554,101
Accounts receivable, net	92,766	13,920	-		106,686
Contract assets, net	208,824	-	-		208,824
Advance to suppliers	-	11,644	-		11,644
Inventories	-	5,943	-		5,943
Derivative financial assets	-	256	-		256
Other receivables, net	920,212	19,812	-		940,024
Loan receivables, net	318,617	-	-		318,617
Other current assets	23,919	312	-		24,231
Amounts due from related parties	-	4,688	-		4,688
Total current assets	2,201,416	86,608	-		2,288,024

Non-current assets:
Restricted bank deposit - non-current	16,338	-	-		16,338
Contract assets - non-current, net	612,918	-	-		612,918
Property, plant, and equipment, net	70,530	1,262	-		71,792
Intangible assets, net	846	-	103,577	(a)	104,423
Deferred tax assets	9,407	-	-		9,407
Other non-current assets	392,564	-	-		392,564
Right of use assets	61,958	1,477	-		63,435
Goodwill, net	-	-	1,117,007	(b)	1,117,007
Total non-current assets	1,164,561	2,739	1,220,584		2,387,884
Total assets	3,365,977	89,347	1,220,584		4,675,908

Unaudited Pro Forma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30, 2025 (continued)

(In thousands, except for shares)

	MAAS Inc.	Times Good and its subsidiaries	Adjustments	Note	Pro Forma Combined
	RMB	RMB	RMB		RMB

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT):
Current liabilities:
Short-term loan	82,050	150,031	-		232,081
Accounts payable	116,665	14,350	-		131,015
Accrued commissions	99,923	-	-		99,923
Contract liabilities	-	3,659	-		3,659
Amounts due to a related party	-	600	-		600
Other payables and accrued expenses	155,553	37,829	179,709	(c)	373,091
Accrued payroll	13,193	945	-		14,138
Income taxes payable	77,305	33	-		77,338
Current operating lease liability	29,271	707	-		29,978
Current portion of long-term borrowing	-	50	-		50
Other current liabilities	34	-	-		34
Total current liabilities	573,994	208,204	179,709		961,907

Non-current liabilities:
Accrued commissions – non-current	339,481	-	-		339,481
Long-term borrowing	-	4,950	-		4,950
Other tax liabilities	30,160	-	-		30,160
Deferred tax liabilities	204,310	-	15,537	(d)	219,847
Non-current operating lease liability	29,924	691	-		30,615
Total non-current liabilities	603,875	5,641	15,537		625,053
Total liabilities	1,177,869	213,845	195,246		1,586,960

Unaudited Pro Forma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30, 2025 (continued)

(In thousands, except for shares)

	MAAS Inc.	Times Good and its subsidiaries	Adjustments	Note	Pro Forma Combined
	RMB	RMB	RMB		RMB

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares	47,935	-	-		47,935
Shareholders’ Equity (Deficit):
Class A ordinary shares (Authorized shares: 40,000,000 at US$0.09 each; issued 9,273,208 shares, of which 9,228,398 shares were outstanding as of June 30, 2025)	5,973	-	54,369	(e)	60,342
Class B ordinary shares (Authorized shares: 10,000,000 at US$0.09 each; issued and outstanding 6,666,668 shares as of June 30, 2025)	4,379	-	-		4,379
Treasury stock	(29)	-	-		(29)
Additional paid-in capital	1,125,933	11,374	840,408	(e)(f)	1,977,715
Statutory reserves	23,216	-	-		23,216
Accumulated deficit	(517,369)	(130,561)	130,561	(f)	(517,369)
Accumulated other comprehensive loss	(6,012)	-	-		(6,012)
Total Maase Inc. shareholders’ equity (deficit)	636,091	(119,187)	1,025,338		1,542,242
Noncontrolling interests	1,504,082	(5,311)	-		1,498,771
Total shareholders’ equity (deficit)	2,140,173	(124,498)	1,025,338		3,041,013
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	3,365,977	89,347	1,220,584		4,675,908

Unaudited Pro Forma MAASE INC. and Subsidiaries

Combined Statements of Operations and Comprehensive Loss for the Year Ended June 30, 2025

(In thousands, except for shares)

	MAAS Inc.	Times Good and its subsidiaries	Adjustments	Note	Pro Forma Combined
	RMB	RMB	RMB		RMB

Net revenues:
Agency	727,538	-	-		727,538
Life insurance business	625,099	-	-		625,099
Non-life insurance business	102,439	-	-		102,439
Revenue from the provision of services	-	97,258	-		97,258
Revenue from the sale of products	-	39,543	-		39,543
Wealth management and others	53,678	-	-		53,678
Total net revenues	781,216	136,801	-		918,017
Operating costs and expenses:
Agency	(391,102)	-	-		(391,102)
Life insurance business	(314,639)	-	-		(314,639)
Non-life insurance business	(76,463)	-	-		(76,463)
Cost of service provided	-	(75,533)	-		(75,533)
Cost of goods sold	-	(33,731)	-		(33,731)
Wealth management and others	(6,257)	(76)	-		(6,333)
Total operating costs	(397,359)	(109,340)	-		(506,699)
Selling expenses	(77,120)	(8,839)	-		(85,959)
General and administrative expenses	(556,780)	(19,160)	(4,143)	(g)	(580,083)
Research and development expense	-	(14,336)	-		(14,336)
Total operating costs and expenses	(1,031,259)	(151,675)	(4,143)		(1,187,077)
Allowance for credit losses	(441,298)	(13,526)	-		(454,824)
Loss from operations	(691,341)	(28,400)	(4,143)		(723,884)
Other income (loss), net:
Gain on disposal of subsidiaries	897,398	-	-		897,398
Investment loss from derivative financial assets	-	(2,479)	-		(2,479)
Net loss from fair value change	(279)	-	-		(279)
Derecognition of a contingent consideration	(22,267)	-	-		(22,267)
Investment income related to the realized gain on available-for-sale investments	27,502	-	-		27,502
Interest income (expense), net	28,297	(22,710)	-		5,587
Impairment loss on goodwill	-	(13,501)	-		(13,501)
Others, net	(591,676)	27	-		(591,649)
Loss before income taxes and share of loss of affiliates	(352,366)	(67,063)	(4,143)		(423,572)
Income tax benefit (expense)	19,642	(33)	621	(h)	20,230
Share of loss of affiliates	(3,834)	-	-		(3,834)
Net loss from continuing operations	(336,558)	(67,096)	(3,522)		(407,176)
Net loss from discontinued operations, net of tax	(122,344)	-	-		(122,344)
Net loss	(458,902)	(67,096)	(3,522)		(529,520)
Less: net loss attributable to the noncontrolling interests
Continuing operations	(172,676)	(266)	-		(172,942)
Discontinued operations	(90,263)	-	-		(90,263)
Net loss attributable to owners of MAAS	(195,963)	(66,830)	(3,522)		(266,315)
Continuing operations	(163,882)	(66,830)	(3,522)		(234,234)
Discontinued operations	(32,081)	-	-		(32,081)
Distributed earnings:
Accretion of redeemable ordinary shares	(2,141)	-	-		(2,141)
Net loss attributable to ordinary shareholders of MAAS	(198,104)	(66,830)	(3,522)		(268,456)

*	On March 30, 2026, MAAS issued an aggregate of 87,400,144 Class A ordinary shares with a par value of US$0.09 per share to YCY Management Company Limited, Victory Kong Limited, and QYH Management Company Limited at the purchase price per share of US$1.5 in exchange for the acquisition of Times Good and its subsidiaries.

Notes to Pro Forma Condensed Financial Statements

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements are derived from the historical consolidated financial statements of the Company and the historical financial statements of Times Good. The unaudited pro forma condensed combined financial statements are prepared as a business combination using the purchase accounting method.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, together with the unaudited condensed combined statements of operations for the year ended June 30, 2025 presented herein gives effect to the Acquisition as if the transaction had occurred at the beginning of such period and includes certain adjustments that are directly attributable to the transaction which are expected to have a continuing impact on the Company, and are factually supportable, as summarized in the accompanying notes and assumptions.

The Acquisition will be accounted for under the purchase accounting method of accounting in accordance with FASB ASC 805, Business Combinations, using the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. We are treated as the “acquirer” and Times Good is treated as the “acquired” company for financial reporting purposes. Accordingly, the purchase consideration allocated to the Times Good business’s net assets and liabilities for preparation of the unaudited pro forma condensed combined balance sheet is based upon their estimated preliminary fair values assuming the Acquisition was completed as of June 30, 2025. The amount of the purchase consideration that was in excess of the estimated preliminary fair values of the Times Good business’s net assets and liabilities on June 30, 2025 is recorded as goodwill in the unaudited pro forma condensed combined balance sheet.

We have completed the detailed valuation studies necessary to arrive at the final estimates of the fair value of Times Good’s assets to be acquired, the liabilities to be assumed and the related allocations of the Purchase Price.

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined pro forma statements of operations, expected to have a continuing impact on the results of operations of the combined company.

These unaudited pro forma condensed combined financial statements do not purport to represent what the actual consolidated results of operations of the Company would have been had the Acquisition been completed on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Note 2. Accounting Policies

The unaudited pro forma condensed combined financial statements may not reflect all reclassifications necessary to conform Times Good’s presentation to that of the Company’s. As a result, we may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Note 3. Preliminary Purchase Consideration and Purchase Price Allocation

Under the purchase method of accounting, the identifiable assets acquired and liabilities assumed are recorded at fair values. The Purchase Price allocation provided in these pro forma condensed combined financial statements is based on estimates of the fair value of the assets acquired and liabilities assumed that were determined by the independent appraisers retained by the Company.

The Purchase Price, as provided in the transaction agreement, provides for the Sellers to receive 87,400,144 Class A ordinary shares of the Company, and US$26.0 million in cash consideration. The 87,400,144 Class A ordinary shares were fairly valued, taking into consideration a liquidity discount reflecting the 60-month resale restriction on the issued shares.

RMB (In thousands)
Estimated fair value of Class A ordinary shares issued	906,151
Cash	179,709
Estimated fair value of consideration transferred	1,085,860

Our unaudited pro forma Purchase Price allocation includes certain identifiable intangible assets with an estimated fair value of approximately RMB103,577 thousand. These intangible assets consist of brands, domain names and trademarks. Brands and domain names are determined to possess an indefinite useful life; consequently, no amortization expense is recognized for them, and they are subject to annual impairment testing in accordance with ASC 350. Trademarks have a finite useful life of 10 years and are amortized using the straight-line method over that period.

Goodwill represents the amount of the Purchase Price in excess of the amounts assigned to the fair value of the Times Good’s assets acquired and the liabilities assumed. Goodwill will not be amortized, but will be tested for impairment at least annually for events or circumstances that may indicate a possible impairment exists. In the event management determines that the value of goodwill has been impaired, we will incur an impairment charge during the period in which the determination is made.

The fair value of the identifiable intangible assets acquired was estimated using a combination of different methods under the Cost-Based Approach. The Cost-Based Approach is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that convert anticipated economic benefits into a present single amount. This valuation technique requires us to make certain assumptions about future operating and financial performance and cash flow, and other such variables which are discounted to present value using a discount rate that reflects the risk factors associated with future cash flow, the characteristics of the assets acquired, the relationship between the assets acquired and the business as a whole, and the experience of the acquired business. Such valuation methodologies and estimates are subject to change, possibly materially, as additional information becomes available and as additional analyses are performed.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Acquisition and has been prepared for informational purposes only and is not intended to indicate the results of future operations or the financial position of either company.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The following items are presented as reclassifications in the unaudited pro forma condensed combined financial statements:

(a)	Adjustment includes preliminary estimated fair value of intangible assets acquired by Times Good.

(b)	Adjustment reflects preliminary estimated goodwill.

(c)	To record the cash payment for the acquisition of Times Good due within 365 days after transaction closing.

(d)	To record the increase in deferred tax liabilities as a result of the increase in value of intangible assets, which may be taxable in the future.

(e)

Adjustment reflects the preliminary estimated fair value of the Class A ordinary shares issued to Times Good’s original equity holders. This equity consideration is included in the preliminary estimated fair value of the consideration transferred in the Acquisition.

(f)	Adjustment includes the elimination of the historical additional paid-in capital, and the accumulated deficit of Times Good.

(g)	Includes the cumulative impact of preliminary amortization expense for identifiable intangible assets.

(h)	To record the reversal of deferred tax liabilities as a result of the amortization of identifiable intangible assets.